Mail Stop 3561

December 12, 2006

James F. Palmer
Chief Financial Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

> **Re:** **Visteon Corporation**
> **File No 001-15827**
> **Form 10-K: For the Year Ended December 31, 2005**

Dear Mr. Palmer:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief